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Exhibit 5.1

S4931/340                                                           July 9, 2004

Concordia Bus Nordic AB (publ)
Solna Strandväg 78
SE-171 54 Solna
Sweden

Dear Sirs

Concordia Bus Nordic AB (publ)—Registration Statement on Form F-4 in respect of €130 million 9.125% Senior Secured Notes due August 1, 2009

        We have acted as your special United States counsel in connection with the preparation and filing of a registration statement on Form F-4 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "Securities Act"), in respect of the €130 million 9.125% Senior Secured Notes due August 1, 2009 (the "Exchange Notes") of Concordia Bus Nordic AB (publ), a company with limited liability organized under the laws of Sweden (the "Issuer"). The Exchange Notes will be guaranteed by Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, Ingeniør M.O. Schøyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bålsta Fastighetsbolag AB and Malmfältens Omnibus AB (each a "Guarantor") and will be issued pursuant to an indenture, dated as of January 22, 2004 (the "Indenture"), by and among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee.

        We have examined such certificates, corporate records and other documents, and such matters of law, as we have deemed necessary or appropriate for the purposes of this opinion.

        Upon the basis of such examination, we advise you that, in our opinion:

  (a)
  the Indenture and the guarantees of the Exchange Notes contained therein represent valid and binding obligations of the Issuer and the Guarantors, respectively, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights, to general equity principles and to laws regarding corporate benefit, as described in the opinions of Swedish, Finnish and Norwegian counsel; and

  (b)
  when (i) the Registration Statement has become effective under the Securities Act and (ii) the Exchange Notes have been duly executed and authenticated in accordance with the Indenture and issued and delivered as contemplated in the Registration Statement, they will constitute valid and legally binding obligations of the Issuer, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        We also confirm that we have reviewed the information in the Registration Statement under the caption "United States Federal Tax Considerations" and that in our opinion, the statements of law contained therein are accurate and correct in all material respects. In rendering this opinion, we expressly incorporate the statements set forth in the "United States Federal Tax Considerations" section of the Registration Statement, including the limitations on the matters covered by that section set forth therein.

        In connection with our opinions stated above under (a) and (b), we note that, as of the date of this opinion, a judgment for money in an action based on the Exchange Notes obtained in a federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the conversion of another currency or currency unit into United States dollars will depend upon various factors, including which court renders the judgment.

In particular (a) under Article 2, Section 27 of the New York Judiciary law, a state court in the State of New York rendering a judgment on the Exchange Notes would be required to render such judgment in the currency or currency unit in which the Exchange Notes are denominated and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment; and (b) a United States federal court in the State of New York may award judgment in United States dollars and we express no opinion as to the rate of exchange such court would apply.

        Our opinion as to the section "United States Federal Tax Considerations" is as to the application of the federal income tax laws of the United States existing as of the date of this letter in connection with the transactions contemplated in the Registration Statement, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinion. In addition, there can be no assurance that positions contrary to our opinion will not be taken by the Internal Revenue Service, or that a court considering the issues would not hold contrary to such opinion. Further, the opinion set forth above represents our conclusions based upon the documents, facts and accuracy of the assumptions and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions or representations could affect the opinion referred to herein.

        The foregoing opinions are limited to the laws of the State of New York and the federal laws of the United States and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Swedish Norwegian or Finnish law, we note that you have been provided with and are relying on the opinions dated the date hereof of Advokatfirman Lindahl HB, which is acting as Swedish legal advisor to the Issuer, Bugge, Arentz-Hansen & Rasmussen, which is acting as Norwegian legal advisor to the Issuer and Hannes Snellman Attorneys at Law Ltd, which is acting as Finnish legal advisor to the Issuer.

        In addition, with respect to the foregoing opinions we have relied as to certain matters on information obtained from officers of the Issuer and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, an assumption that we have not independently verified.

        We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to us under the heading "Legal Matters" in the prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Clifford Chance Limited Liability Partnership

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  Exhibit 5.1